Mail Stop 3561

December 19, 2006

Mr. John H. Treglia
President, Chief Executive Officer, Secretary and Director
Comprehensive Healthcare Solutions, Inc.
45 Ludlow Street, Suite 602
Yonkers, New York 10705

> **RE: Amendment 2 to Form 10-KSB for Fiscal Year Ended February 28, 2006**
> **Filed November 24, 2006**
> **Amendment 1 to Form 10-QSB for Quarterly Period Ended May 31, 2006**
> **Filed November 24, 2006**
> **Form 10-QSB for Quarterly Period Ended August 31, 2006**
> **Filed October 23, 2006**
> **File No. 033-08955**

Dear Mr. Treglia:

    We have reviewed your response letter dated November 20, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Amendment 2 to Form 10-KSB for Fiscal Year Ended February 28, 2006

Table of Contents

1.   When presenting a summary of error corrections reflected in restated financial statements included in an amended filing in an explanatory note, the summary should include the nature of all error corrections. In future amended filings please revise your explanatory note to present a complete summary of error corrections reflected in the restated financial statements. Alternatively, you may remove the summary of error corrections reflected in the restated financial statements from the explanatory note. In addition, we note that you have amended other items in the filing such as Management's Discussion and Analysis of Financial Position

Mr. John H. Treglia
Comprehensive Healthcare Solutions, Inc.
December 19, 2006
Page 2

and Results of Operations. In future amended filings please indicate in the explanatory note the other items in the filing that are being amended.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page II-1

Liquidity and Capital Resources, page II-6

2.   We note that you did not include a discussion of the warrants issued on November 28, 2005 exercisable at prices ranging from $.40 to $1.20 per share through November 28, 2008 and warrants issued on February 27, 2006 exercisable at $.25 per share through February 27, 2008. Please revise to do so. Please also include similar disclosure in Note 7 to your financial statements. Please refer to the comment below regarding your convertible debentures and warrants.

3.   Please revise your table of contractual obligations to remove the debt discount. Please also consider including estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Financial Statements and Supplementary Data, page F-1

Report of Independent Registered Public Accounting Firm, page F-3

4.   We note your response to comment 2 in our letter dated August 29 2006. It does not appear that the audit opinion has been updated and appropriately dated. Please revise accordingly.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Accounting for Convertible Debentures, Warrants and Derivative Instruments, page F-11

5.   Please disclose the amount of registration penalties charged to operations for each
        year presented.

Note 7 – Convertible Debentures and Warrants, page F-14

6.   Please revise to include narrative disclosures regarding the significant terms and
        provisions of the convertible debentures and warrants similar to the disclosure
        included in Liquidity and Capital Resources on page II-7. In doing so, please
        include a discussion of the warrants issued on November 28, 2005 and February
        27, 2006.

7.   Please disclose the aggregate amount of payments required by the terms of the
        convertible debentures for each of the five years following the date of the balance
        sheet presented. Please refer to paragraph 10 of SFAS 47. In addition, it may be
        useful to provide a table showing the aggregate amount of debentures
        outstanding, the unamortized debt discount and the current and long-term portions
        of the convertible debentures at the balance sheet date. Please also disclose your
        accounting policy regarding amortization of debt discounts.

Note 12 – Restatement and Reclassifications of Previously Issued Financial Statements,
page F-16

8.   In your response to comment 3 from our letter dated August 29, 2006 you state
        that the convertible debentures issued on June 1, 2005 and August 1, 2005 are
        conventional convertible debt instruments as defined in EITF 05-2 and that they
        do not include any provision that can require net cash settlement. However, it
        appears that you restated your financial statements to bifurcate the embedded
        conversion options as a result of issuing commitments to issue more than your
        authorized shares. Per paragraph 4 of EITF 00-19, for purposes of evaluating
        under SFAS 133 whether an embedded derivative indexed to a company's own
        stock would be classified in stockholders' equity if freestanding, the requirements
        of paragraphs 12-32 do not apply if the hybrid contract is a conventional
        convertible debt instrument in which the holder may only realize the value of the
        conversion option by exercising the option and receiving the entire proceeds in a
        fixed number of shares or the equivalent amount of cash at the discretion of the
        issuer. Given your determination that the instruments are conventional
        convertible debt instruments as defined in EITF 05-2 it would appear that the
        embedded conversion options should not be bifurcated. Please advise or revise.

9.   We note that certain tables include amounts previously reported in your initial filings on June 15, 2005 and June 13, 2006 and other tables reflect amounts as previously reported in your amended filing on August 4, 2006. Please revise to present amounts as previously reported in your initial filing on June 15, 2005 with respect to your 2005 financial statements and June 13, 2006 with respect to your 2006 financial statements. Also, given the limited disclosure regarding the restatement of your 2005 financial statements in your filing on June 13, 2006 and the initial restatement of your 2006 financial statements in your filing on August 4, 2006, your 2006 financial statements should include comprehensive disclosures regarding the restatement of your 2005 and 2006 financial statements as previously reported. Accordingly, please revise your narrative disclosure of the restatements and reclassifications to provide a description of each error correction to your 2005 and 2006 financial statements including your accounting for the merger and recapitalization in 2005, the reclassification of the loss in 2006 on the sale of a subsidiary and any other error corrections that had a material effect on financial position, results of operations or cash flows for each year presented.

10.   Please revise your narrative disclosure to clarify how you initially accounted for each of the warrants and convertible debt instruments disclosed in Note 7 and the accounting principles that should have been applied. Please also provide a summary quantifying the effects of correcting the errors in classification and measurement of the warrants and convertible debt instruments on income, liabilities and equity. In that regard, a tabular presentation by issuance date would facilitate an understanding by investors.

Exhibits, page III-4

11.   We reviewed your response to comment 6 from our letter dated August 29, 2006. As you have not filed a post effective amendment you should file the consent to the inclusion of the report of your independent registered public accounting firm incorporated by reference in previously filed registration statements as required by Item 601(b)(23)(ii) of Regulation S-B. Please do so.

12.   It does not appear that you have filed all material contracts as exhibits. In this regard, you supplementally provided us with copies of certain material convertible debt and warrant agreements which were not filed as exhibits. Please revise to file all material contracts as exhibits in accordance with Item 601(b)(10) of Regulation S-B as previously requested.

13.   We note your response to comment 7 from our letter dated August 29, 2006. Please revise to list all of the exhibits filed pursuant to Item 13 of Form 10-KSB. Please also revise the exhibit schedule preceding the exhibits as appropriate.

Amendment 1 to Form 10-QSB for Quarterly Period Ended May 31, 2006

14.   Please address the comments above, as applicable.

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 4

15.   When considering the dilutive effect of your convertible securities and warrants
        on earnings per share please tell us what consideration you gave to the guidance
        set forth in paragraph 29 of SFAS 128. To the extent that you believe that the
        numerator should not be adjusted to reverse the gain on derivative liabilities
        please tell us why. Otherwise please revise as necessary.

Notes to Condensed Consolidated Financial Statements, page 6

Note 2 – Summary of Significant Accounting Policies, page 6

Restatement and Reclassification of Previously Issued Financial Statements, page 8

16.   We reviewed your response to comment 10 from our letter dated August 29,
        2006. As indicated above, the requirements of paragraphs 12-32 of EITF 00-19
        do not apply to conventional convertible debt instruments. Please tell us whether
        the convertible debentures issued in March 2006 are conventional convertible
        debt instruments as defined in EITF 05-2. If not, tell us why the instruments
        should be classified as a liability in accordance with the requirements of EITF 00-
        19.

Item 3. Controls and Procedures, page 19

17.   Please revise to disclose the changes to your internal control over financial
        reporting during the first quarter of 2006. Refer to Item 308(c) of Regulation S-
        B.

Certifications

18.   Please revise to provide currently dated certifications. Please refer to exhibits
        required by paragraphs 31 and 32 of Item 601(b) of Regulation S-B.

Form 10-QSB for Quarterly Period Ended August 31, 2006

19.   Please address the comments above, as applicable.

Financial Statements, page 3

20.   Please tell us why the corrections of errors disclosed in your annual report for the previous year do not have an effect on your financial statements for the three months and six months ended August 31, 2005 requiring restatement in accordance with APB 20. If you determine that your financial statements for the three and six months ended August 31, 2005 should be restated, please revise. In doing so, please include all of the disclosures required by APB 20. In particular, you should disclose that the previously issued financial statements have been restated and the nature of the errors. You should also disclose the previously reported amounts, adjustments made and the restated amounts for each financial statement line item affected by the restatement. Additionally, please label each column in the restated financial statements "as restated."

Form 8-K filed September 1, 2006

21.   We note that this current report was filed on EDGAR under Item 5.02 of Form 8-K. Please file an amendment to the filing reporting the event under Item 4.02 of Form 8-K. In the amendment please consider the comments above. In addition, please clarify that the change in accounting treatment relates to the correction of errors in accounting for convertible debentures and warrants.

22.   The date on the cover page should be the date that your board of directors concluded that your previously issued financial statements should no longer be relied upon. Please revise.

23.   Please revise to provide the disclosures required by Item 4.02(a)(3) of Form 8-K.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief